                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                              (Amendment No. 12)

                   Under the Securities Exchange Act of 1934

                               Forum Group, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, Without Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   349841304
                               ----------------
                                (CUSIP Number)

                             Forum Holdings, L.P.
                        4200 Texas Commerce Tower West
                                2200 Ross Ave.
                             Dallas, Texas  75201
                         Attention:  Robert A. Whitman
                                (214) 220-4900
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                           Robert A. Profusek, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                              New York, New York
                                (212) 326-3939

                               December 20, 1994
                  ------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].





                                 Page 1 of 23
                          Index to Exibits on Page 15

                                  SCHEDULE 13D

=======================================================================================================
CUSIP  NO.   349841304                    PAGE   2   OF  23  PAGES
           --------------                      -----    ----
=======================================================================================================
=======================================================================================================
   1             NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Forum Holdings, L.P.
- -------------------------------------------------------------------------------------------------------
   2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  a[_]
                                                                                                   b[X]


- -------------------------------------------------------------------------------------------------------
   3             SEC USE ONLY



- -------------------------------------------------------------------------------------------------------
   4             SOURCE OF FUNDS*

                        WC
- -------------------------------------------------------------------------------------------------------
   5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEMS
                2(d) or (e)                                                                         [_]

- -------------------------------------------------------------------------------------------------------
   6            CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
- -------------------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                           0
NUMBERS OF    -----------------------------------------------------------------------------------------
 SHARES          8   SHARED VOTING POWER
BENEFICIAL                 17,539,694
 LY OWNED     -----------------------------------------------------------------------------------------
 BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING                  8,769,847
 PERSON       -----------------------------------------------------------------------------------------
  WITH          10   SHARED DISPOSITIVE POWER
                           0
- -------------------------------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,539,694
- -------------------------------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [X]


- -------------------------------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     75.2%
- -------------------------------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON*

                     PN
=======================================================================================================

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

====================================================================================================================
CUSIP  NO.   349841304                             PAGE   3   OF  23  PAGES
           -------------                                 ---     ----
====================================================================================================================
====================================================================================================================
   1            NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    HRP Management II, Ltd.
- --------------------------------------------------------------------------------------------------------------------
   2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                a[_]
                                                                                                                b[X]

- --------------------------------------------------------------------------------------------------------------------
   3            SEC USE ONLY


- --------------------------------------------------------------------------------------------------------------------
   4            SOURCE OF FUNDS*

                      00
- --------------------------------------------------------------------------------------------------------------------
   5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                2(d) or (e)                                                                                      [_]

- --------------------------------------------------------------------------------------------------------------------
   6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
- --------------------------------------------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                          0
NUMBERS OF    ------------------------------------------------------------------------------------------------------
  SHARES        8   SHARED VOTING POWER
BENEFICIAL                17,539,694
 LY OWNED     ------------------------------------------------------------------------------------------------------
 BY EACH        9   SOLE DISPOSITIVE POWER
REPORTING                 8,769,681
 PERSON       ------------------------------------------------------------------------------------------------------
  WITH          10  SHARED DISPOSITIVE POWER
                          0
- --------------------------------------------------------------------------------------------------------------------
   11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,539,694
- --------------------------------------------------------------------------------------------------------------------
   12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [X]


- --------------------------------------------------------------------------------------------------------------------
   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.2%
- --------------------------------------------------------------------------------------------------------------------
   14           TYPE OF REPORTING PERSON*
                    PN
====================================================================================================================

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

====================================================================================================================
CUSIP  NO.   349841304                                                        PAGE   4   OF  23  PAGES
           -------------                                                            ----    ----
====================================================================================================================
====================================================================================================================
   1                  NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HH Genpar Partners
- --------------------------------------------------------------------------------------------------------------------
   2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          a[_]
                                                                                                                b[X]

- --------------------------------------------------------------------------------------------------------------------
   3                  SEC USE ONLY


- --------------------------------------------------------------------------------------------------------------------
   4                  SOURCE OF FUNDS*

                            00
- --------------------------------------------------------------------------------------------------------------------
   5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                      2(d) or (e)                                                                                [_]


- --------------------------------------------------------------------------------------------------------------------
   6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                             Texas
- --------------------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                   0
NUMBERS OF           -----------------------------------------------------------------------------------------------
 SHARES                8     SHARED VOTING POWER
BENEFICIAL                         17,539,694
 LY OWNED            -----------------------------------------------------------------------------------------------
 BY EACH               9     SOLE DISPOSITIVE POWER
REPORTING                          8,769,681
 PERSON              -----------------------------------------------------------------------------------------------
  WITH                 10    SHARED DISPOSITIVE POWER
                                   0
- --------------------------------------------------------------------------------------------------------------------
   11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             17,539,694
- --------------------------------------------------------------------------------------------------------------------
   12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [X]
- --------------------------------------------------------------------------------------------------------------------
   13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             75.2%
- --------------------------------------------------------------------------------------------------------------------
   14                  TYPE OF REPORTING PERSON
                             PN
====================================================================================================================

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

====================================================================================================================
CUSIP  NO.   349841304                             PAGE   5   OF  23  PAGES
           -------------                               ------  -------
====================================================================================================================
====================================================================================================================
   1                NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Hampstead Associates, Inc.
- --------------------------------------------------------------------------------------------------------------------
   2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             a[_]
                                                                                                                b[X]

- --------------------------------------------------------------------------------------------------------------------
   3               SEC USE ONLY


- --------------------------------------------------------------------------------------------------------------------
   4               SOURCE OF FUNDS*
                         00
- --------------------------------------------------------------------------------------------------------------------
   5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                     2(d) or (e)                                                                                [_]

- --------------------------------------------------------------------------------------------------------------------
   6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             Texas
- --------------------------------------------------------------------------------------------------------------------
                    7        SOLE VOTING POWER
                                   0
NUMBERS OF       ---------------------------------------------------------------------------------------------------
   SHARES           8        SHARED VOTING POWER
BENEFICIAL                         17,539,694
 LY OWNED        ---------------------------------------------------------------------------------------------------
 BY EACH            9        SOLE DISPOSITIVE POWER
 REPORTING                         8,769,681
  PERSON         ---------------------------------------------------------------------------------------------------
   WITH             10       SHARED DISPOSITIVE POWER
                                   0
- --------------------------------------------------------------------------------------------------------------------
   11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             17,539,694
- --------------------------------------------------------------------------------------------------------------------
   12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [X]

- --------------------------------------------------------------------------------------------------------------------
   13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             75.2%
- --------------------------------------------------------------------------------------------------------------------
   14               TYPE OF REPORTING PERSON*

                             CO
====================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

====================================================================================================
CUSIP  NO.   349841304                             PAGE   6   OF  23  PAGES
           -------------                                 ---     ----
====================================================================================================
====================================================================================================
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    RAW Genpar, Inc.
- ----------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                a [_]
                                                                                               b [x]

- ----------------------------------------------------------------------------------------------------
     3         SEC USE ONLY


- ----------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    00
- ----------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
               2(d) or (e)                                                                       [_]

- ----------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
- ----------------------------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                          0
NUMBERS OF -----------------------------------------------------------------------------------------
  SHARES       8    SHARED VOTING POWER
BENEFICIAL                17,539,694
 LY OWNED  -----------------------------------------------------------------------------------------
 BY EACH       9    SOLE DISPOSITIVE POWER
REPORTING                 8,769,681
 PERSON    -----------------------------------------------------------------------------------------
  WITH         10    SHARED DISPOSITIVE POWER
                          0
- ----------------------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,539,694
- ----------------------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [x]


- ----------------------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.2%
- ----------------------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
====================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

====================================================================================================
CUSIP  NO.   349841304                             PAGE   7   OF  23  PAGES
             ---------                                   ---     ----
====================================================================================================
====================================================================================================
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    InCap, Inc.
- ----------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               a  [_]
                                                                                              b  [x]


- ----------------------------------------------------------------------------------------------------
     3         SEC USE ONLY



- ----------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    00
- ----------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
               2(d) or (e)                                                                       [_]


- ----------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
- ----------------------------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                          0
NUMBERS OF -----------------------------------------------------------------------------------------
  SHARES       8    SHARED VOTING POWER
BENEFICIAL                17,539,694
 LY OWNED  -----------------------------------------------------------------------------------------
 BY EACH       9    SOLE DISPOSITIVE POWER
REPORTING                 8,769,681
 PERSON    -----------------------------------------------------------------------------------------
  WITH        10    SHARED DISPOSITIVE POWER
                          0
- ----------------------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,539,694
- ----------------------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [_]


- ----------------------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.2%
- ----------------------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
=====================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 12 amends and supplements the Statement on Schedule 13D filed on February 11, 1993 (as heretofore amended and supplemented, the "Schedule 13D"), by Forum Holdings, L.P., a Texas limited partnership, and Investors Genpar,Inc., a Delaware corporation. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 is hereby amended by adding the following immediately prior to the last paragraph thereof:

          On December 20, 1994, Forum Holdings and AFG entered into an agreement (the "Warrant Purchase Agreement") to purchase from Citicorp USA, Inc. ("Citicorp") (i) 550,205 warrants (the "Warrants") issued by the Company pursuant to a Warrant Agreement, dated as of June 10, 1993 (the "Warrant Agreement"), by and between the Company and Citicorp, entitling the registered holder thereof to purchase from the Company 1.00060393564 shares of Common Stock (subject to adjustment) per Warrant on the terms and subject to the conditions provided in the Warrant Agreement and (ii) 149,607 special warrants (the "Special Warrants") issued by the Company pursuant to the Warrant Agreement, entitling the registered holder thereof to purchase from the Company one share of Common Stock per Special Warrant on the terms and subject to the conditions provided in the Warrant Agreement. The Warrants are exercisable at a purchase price equal to $3.37 per share (subject to adjustment), and the Special Warrants are exercisable at a nominal purchase price.

          Pursuant to the Warrant Purchase Agreement, Forum Holdings individually agreed to purchase 275,103 Warrants entitling the registered holder thereof to purchase 275,269 shares of Common Stock and 74,803 Special Warrants entitling the registered holder thereof to purchase from the Company an equal number of shares of Common Stock for $1,434,235.09. The funds required by Forum Holdings for the transaction were obtained from working capital of Forum Holdings. Pursuant to the Warrant Purchase Agreement, AFG agreed to purchase the remaining Warrants and Special Warrants from Citicorp.

Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is hereby amended by adding the following at the end of the second paragraph thereof:

     Forum Holdings' principal purpose for the purchase of Warrants and Special Warrants pursuant to the Warrant Purchase Agreement was to take advantage of what it perceived as an attractive investment opportunity pursuant to which it would be able to increase its equity interest in the Company.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5 is hereby amended and restated in its entirety as follows:

          The responses to Items 3, 4 and 6 are incorporated herein by this reference.

          Forum Holdings has previously been informed that 4,984 shares of Common Stock have been issued pursuant to the Plan of Reorganization since the closing of Forum Holdings' initial investment in shares of Common Stock. As a result of the issuance of such shares, Forum Holdings and AFG are each presently entitled to purchase 2,880 shares of Common Stock for nominal consideration upon exercise of the Investor Warrants. Forum Holdings has also been informed that immediately following transactions contemplated by the Warrant Purchase Agreement, AFG beneficially owned 8,769,847 shares of Common Stock (including (i) 2,880 shares presently purchasable upon exercise of Investor Warrants, (ii) 275,268 shares presently purchasable upon exercise of Warrants, and (iii) 74,804 shares presently purchasable upon exercise of Special Warrants), or 37.6% of the total number of shares of Common Stock then outstanding. Immediately following such transactions, Forum Holdings was the direct beneficial owner of 8,769,847 shares of Common Stock (including (i) 2,880 shares presently purchasable upon exercise of the Investor Warrant, (ii) 275,269 shares presently purchasable upon exercise of Warrants, and (iii) 74,803 shares presently purchasable upon exercise of Special Warrants), or 37.6% of the total number of shares of Common Stock then outstanding. By reason of the relationships described in Item 2 above, each of the Reporting Persons may be deemed to be the beneficial owners of all such shares beneficially owned by Forum Holdings. As a result of the Shareholders' Agreement, Forum Holdings and each of the other Reporting Persons may be deemed to be the beneficial owner of all of the 17,539,694 shares of Common Stock beneficially owned by Forum Holdings and AFG in the aggregate following the transactions contemplated by the Warrant Purchase Agreement, or 75.2% of the total number of shares of Common Stock then outstanding. The foregoing percentages are based upon 23,331,509 shares of Common Stock outstanding (which number includes (i) the 5,760 shares presently issuable upon exercise of the Investor Warrants, (ii) the 550,537 shares presently issuable upon exercise of Warrants, and (iii) the 275,103 shares presently issuable upon exercise of Special Warrants). (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by AFG for information regarding AFG and its ownership of shares of Common Stock.)

          As a result of provisions of the Shareholders' Agreement described in
     Item 6, the Reporting Persons may be deemed to have shared power to vote or direct the vote of all of the 17,539,694 shares of Common Stock owned by Forum Holdings and AFG. The Reporting Persons have sole power to dispose or direct the disposition of 8,769,847 shares of Common Stock.

          Except as otherwise disclosed in this Statement, as amended and supplemented, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of any Investor Warrants, Warrants or Special Warrants.

          Except as otherwise disclosed in this Statement, as amended and supplemented, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer
        --------------------------------------------------------

     Item 6 is hereby amended by deleting the last paragraph thereof in its entirety and substituting the following two paragraphs therefor:

          Pursuant to the Warrant Purchase Agreement, Citicorp assigned its rights under the Warrant Agreement to Forum Holdings and AFG, and each of Forum Holdings and AFG has consented to and agreed to be bound by the provisions of the Warrant Agreement. The Warrant Agreement provides for adjustments to the number and kind of securities issuable and the purchase price payable upon exercise of the Warrants upon the occurrence of certain events. The Warrant Agreement also provides that holders of shares of Common Stock issued upon exercise of the Warrants and the Special Warrants will have certain piggyback registration rights with respect to such shares.

          The foregoing response to this Item 6 is qualified in its entirety by reference to the Registration Rights Agreement, the Shareholders' Agreement and the Warrant Agreement, the full texts of which are filed as Exhibits 10, 11 and 16, respectively, hereto and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          Exhibit 1 - Stock Purchase Agreement*
          Exhibit 2 - Agreement in Principle*
          Exhibit 3 - April 13th Letter Agreement*
          Exhibit 4 - April 18th Letter Agreement*
          Exhibit 5 - Acquisition Agreement*
          Exhibit 6 - June 4th Ruling*
          Exhibit 7 - June 6th Agreement*
          Exhibit 8 - June 14th Agreement*
          Exhibit 9 - Forum Holdings Warrant*
          Exhibit 10 - Registration Rights Agreement*
          Exhibit 11 - Shareholders' Agreement*
          Exhibit 12 - Powers of Attorney*
          Exhibit 13 - October Stock Purchase Agreement*
          Exhibit 14 - Purchase Agreement and Waiver with
                       Healthcare*
          Exhibit 15 - Warrant Purchase Agreement
          Exhibit 16 - Warrant Agreement (incorporated by
                       reference to Exhibit 4(3) to the Company's
                       Form 10-K Annual Report for the fiscal
                       year ended March 31, 1993)


- --------------------
*   Previously filed.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with HRP Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

     Dated:  December 21, 1994.
                                             FORUM HOLDINGS, L.P.


                                             By: /s/ Troy B. Lewis
                                                 -----------------------
                                                 Troy B. Lewis,
                                                 Attorney-in-Fact*



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

     Dated:  December 21, 1994.
                                          HRP MANAGEMENT II, LTD.


                                             By: /s/ Troy B. Lewis
                                                 -----------------------
                                                 Troy B. Lewis,
                                                 Attorney-in-Fact**







- ----------------------
* Pursuant to a Power of Attorney executed on behalf of Forum Holdings, L.P. and filed previously as Exhibit 12 hereto.

** Pursuant to a Power of Attorney executed on behalf of HRP Management II, Ltd. and filed previously as Exhibit 12 hereto.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HRP Management II, Ltd., Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

      Dated:  December 21, 1994.
                                    HH GENPAR PARTNERS


                                    By: /s/ Troy B. Lewis
                                        -----------------
                                        Troy B. Lewis,
                                        Attorney-in-Fact/*/




          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, RAW Genpar, Inc. and InCap, Inc.

       Dated:  December 21, 1994.


                                    HAMPSTEAD ASSOCIATES, INC.



                                    By: /s/ Troy B. Lewis
                                        -----------------
                                        Troy B. Lewis,
                                        Attorney-in-Fact/**/

______________________
/*/ Pursuant to a Power of Attorney executed on behalf of HH Genpar Partners and filed previously as Exhibit 12 hereto.

/**/ Pursuant to a Power of Attorney executed on behalf of Hampstead Associates,Inc. and filed previously as Exhibit 12 hereto.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc. and InCap, Inc.

               Dated:  December 21, 1994.


                                    RAW GENPAR, INC.



                                    By: /s/ Troy B. Lewis
                                        -----------------
                                        Troy B. Lewis,
                                        Attorney-in-Fact/*/




          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc. and RAW Genpar, Inc.

             Dated:  December 21, 1994.


                                    INCAP, INC.



                                    By:   /s/ Troy B. Lewis
                                        -------------------
                                        Troy B. Lewis,
                                        Attorney-in-Fact/**/
- ---------------------
/*/ Pursuant to a Power of Attorney executed on behalf of RAW Genpar, Inc. and filed previously as Exhibit 12 hereto.

/**/ Pursuant to a Power of Attorney executed on behalf of InCap, Inc. and filed previously as Exhibit 12 hereto.

                               INDEX TO EXHIBITS
                               -----------------

                                             Pagination
                                            by Sequential
                                              Numbering
Exhibit            Description                 System
- -------            -----------              -------------
   1     Stock Purchase Agreement                 *

   2     Agreement in Principle                   *

   3     April 13th Letter Agreement              *

   4     April 18th Letter Agreement              *

   5     Acquisition Agreement                    *

   6     June 4th Ruling                          *

   7     June 6th Agreement                       *

   8     June 14th Agreement                      *

   9     Forum Holdings Warrant                   *

  10     Registration Rights Agreement            *

  11     Shareholders' Agreement                  *

  12     Powers of Attorney                       *

  13     October Stock Purchase                   *
         Agreement

  14     Purchase Agreement and Waiver            *
         with Healthcare

  15     Warrant Purchase Agreement              16

  16     Warrant Agreement                      N/A
         (incorporated by reference to
         Exhibit 4(3) to the Company's
         Form 10-K Annual Report for
         the fiscal year ended
         March 31, 1993)

- --------------------
*   Previously filed.